EXHIBIT 99.1

Precision Drilling Corporation Announces 2020 Fourth Quarter and Year End Unaudited Financial Results

CALGARY, Alberta, Feb. 10, 2021 (GLOBE NEWSWIRE) -- This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Non-GAAP Measures” later in this news release. Amounts presented are in Canadian dollars, unless otherwise stated.

Precision Drilling announces 2020 fourth quarter and year end highlights:

  Revenue of $202 million was a decrease of 46% compared with the fourth quarter of 2019.
  Net loss of $38 million or $2.74 per diluted share compared to a net loss of $1 million or $0.08 per diluted share in 2019.
  Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, loss on asset decommissioning, gain on asset disposals and depreciation and amortization (Adjusted EBITDA, see “NON-GAAP MEASURES”) of $55 million compared with $105 million in the fourth quarter of 2019.
  Generated cash and funds provided by operations (see “NON-GAAP MEASURES”) of $5 million and $35 million, respectively, in the fourth quarter of 2020.
  End of year cash balance was $109 million, an increase of $34 million from December 31, 2019.
  Fourth quarter capital expenditures were $23 million.
  Reduced our unsecured senior notes balance by $50 million, recognizing a gain on repurchase of $14 million, repaid $34 million on our Senior Credit Facility and established a US$11 million Real Estate Credit Facility.
  Completed a 20:1 consolidation of our common shares.
  Repurchased and cancelled 265,382 common shares for $6 million. Subsequent to December 31, 2020, we repurchased an additional 108,962 common shares for $3 million.
  Recognized the Canadian government’s Canada Emergency Wage Subsidy (“CEWS”) program assistance of $10 million in the fourth quarter of 2020.

Precision’s President and CEO, Kevin Neveu stated:

“Precision’s fourth quarter and full year 2020 financial results demonstrate the resiliency of our business model and strong cash generating capabilities of our High Performance rig fleet. Despite unprecedented obstacles caused by the COVID-19 pandemic and oil price collapse, we exceeded the targets set out in our 2020 strategic priorities. I am thrilled with our organization’s performance and the outstanding business execution that our people delivered during these incredibly challenging times. Notably, during the year, we delivered our best safety performance in the history of Precision, improved our capital structure and strengthened Precision’s overall competitive positioning through targeted investments in our assets, people and our Alpha digital technologies.”

“Precision generated $55 million of Adjusted EBITDA and $5 million of cash provided by operations in the fourth quarter of 2020, with results driven by improving market share and intense cost control throughout the organization. During the year, we reduced our fixed costs by over 35% and lowered general and administrative expenses by over $30 million. We believe these reductions are sustainable in a recovering market. We reduced debt levels by $171 million, exceeding the high end of our annual targeted range for the third consecutive year and we increased our long-term debt reduction target from $700 million to $800 million from 2018 through 2022, targeting a debt leverage level of less than two-times net debt to Adjusted EBITDA. At the end of 2020, we have reduced debt by $550 million in just three years, leaving $250 million remaining over the next two years for us to achieve this target.”

“Precision’s operational excellence was further evidenced by several key performance indicators including our reported market share and resilient field margins. In Canada, Precision sustained fourth quarter market share levels above 30%, led by outstanding performance in heavy oil and the deeper liquid-rich gas plays where we expect to remain strong in 2021. In the U.S., Precision achieved a 9% fourth quarter market share and sustained strong margins by leveraging our contract book and reducing operating costs. Internationally, our operations continued to deliver High Performance operating results and steady cash flow from our six contracted rigs.”

“Precision’s Completion and Production Services business demonstrated a notable uptick in activity throughout 2020, driven by improving customer demand and Precision’s participation in the Government of Canada’s $1.7 billion well abandonment program. During the fourth quarter, almost one-third of Precision’s well service work was derived from well abandonment projects.”

“2020 marked another year of strong progress for our suite of Alpha digital technologies, as we consistently reported growing demand and value creation for our customers, achieving record performance and new efficiency benchmarks throughout North America. We increased our AlphaAutomation market penetration of Precision wells drilled, from 23% in 2019 to 41% in 2020. In 2020, our commercial suite of AlphaApps generated over 2,300 App-days, while our AlphaAnalytics data analysis platform delivered over 800 Analytics-days. We believe our digital drilling technology momentum represents an important competitive differentiator and revenue driver for Precision as customers continue to prioritize digital strategies and operational efficiencies.”

“Looking forward, we see improving oil fundamentals supported by OPEC+ curtailments and modestly recovering oil demand and anticipate this recovery continuing with further vaccine rollouts. North American natural gas fundamentals are also strengthening with domestic and LNG demand increasing and storage levels decreasing. While we believe our customers’ commitment to capital discipline will hold, we expect continued improvements to rig demand as inventories of drilled but uncompleted wells are further depleted. Internationally, we remain optimistic in our ability to secure re-activations as our customers return to pre-pandemic operations.”

“For 2021, Precision’s strategic priorities include further market penetration of our Alpha Digital Technologies, utilizing operational leverage to generate free cash flow for continued de-leveraging and adding a strategic focus on our ESG performance to strengthen our customer and stakeholder positioning. Precision has long been a strong performer on ESG business elements, and we have a unique opportunity to both support our customers efforts to reduce their GHG emissions with our technologies and provide stakeholders additional disclosure on how Precision is managing these initiatives. In addition to our stated strategic priorities and in light of the additional health risks of COVID-19, the health and wellbeing of our employees and our communities will remain a key focus, while Precision continues to deliver our customary industry leading High Performance, High Value services to our customers,” concluded Mr. Neveu.

IMPACT OF COVID-19

In March 2020, the Novel Coronavirus (“COVID-19”) outbreak was declared a pandemic by the World Health Organization. Governments worldwide, including those countries in which Precision operates, have enacted emergency measures to combat the spread of the virus. These measures, which include the implementation of lockdowns, travel bans, quarantine periods and social distancing, have caused a material disruption to businesses globally resulting in an economic slowdown and decreased demand for oil. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions; however, the long-term success of these interventions is not yet determinable.

As a result of the decrease in demand, worldwide inventories of oil increased significantly. However, voluntary production restraint from national oil companies and governments of oil-producing nations along with curtailments in the U.S. and Canada have shifted global oil markets from a position of over supply to inventory draws. The situation remains dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on Precision remains unknown at this time.

Financial impacts

The current challenging economic climate has or may have significant adverse impacts on Precision including, but not exclusively:

  material declines in revenue and cash flows, as our customers are concentrated in the oil and natural gas industry;
  future impairment charges to our property, plant and equipment and intangible assets;
  risk of non-collection of accounts receivable and customer defaults; and
  additional restructuring charges as we align our structure and personnel to the dynamic environment.

Our estimates and judgements made in the preparation of our financial statements are increasingly difficult and subject to a higher degree of measurement uncertainty during this volatile period.

Precision took the following measures in 2020 to align our cost structure and maximize cash preservation as a result of the current market conditions, including:

  Compensation reductions for the Board of Directors and management;
  Staff headcount reductions;
  Elimination of all non-essential travel, entertaining and other discretionary spending;
  Reductions to our 2020 capital expenditure plan; and
  Discontinued our U.S. directional drilling operations.

We review the carrying value of our long-lived assets for indications of impairment at the end of each reporting period. At March 31, 2020, we tested all cash-generating units (“CGU”) for impairment and no impairment charges were identified. At December 31, 2020, we reviewed each CGU and did not identify any indications of impairment. Accordingly, we did not test our CGUs for impairment.

Operational impacts

During this pandemic, in regions where the local authorities have ordered non-essential business closures and implemented “stay at home” orders, the oil and natural gas extractive services industry has been classified as an “essential service.” As a result, Precision’s operations remain open. This includes all of Precision’s field operations, technical support centres and administration groups. The vertical integration of our operations has resulted in minimal supply chain constraints and disruptions during the pandemic.

To manage the additional safety risks presented by COVID-19, Precision implemented a comprehensive infectious disease plan to keep our field crews, support staff and customers safe and well-informed. Precision has implemented additional safety, sanitization and physical distancing procedures, including remote work sites where possible and ceased all non-essential business travel. Precision’s procedures are in accordance with recommendations from the World Health Organization, Center for Disease Control and various federal, state and provincial government health authorities.

Liquidity

Despite the enormous challenges posed by COVID-19, we maintained our strong liquidity position. We exited the quarter with a cash balance of $109 million and $552 million of available borrowing capacity under our secured credit facilities, providing us with $661 million of total liquidity as compared with $725 million at September 30, 2020, which was comprised of cash of $178 million and available borrowing capacity of $547 million. To provide additional liquidity, we established a real estate term credit facility in the amount of US$11 million in the fourth quarter of 2020.

At December 31, 2020, our available borrowing capacity of $552 million was comprised of our Senior Credit Facility of US$500 million less drawn amounts of US$75 million and US$32 million of outstanding letters of credit, our undrawn Canadian operating facility of $40 million less $7 million of outstanding letters of credit and our undrawn U.S. operating facility of US$15 million. Our available borrowing capacity calculation excludes our US$30 demand letter of credit facility.

We expect that cash provided by operations, cash on hand and our sources of financing, including our Senior Credit Facility, will be sufficient to meet our debt obligations and fund committed and future capital expenditures.

Amendments to Senior Credit Facility

On April 9, 2020 we agreed with the lenders of our Senior Credit Facility to amend our interest expense coverage ratio financial covenant in future periods. The amending agreement also restricts Precision’s distributions in the form of dividends, distributions and share repurchases. Despite obtaining financial covenant relief on our Senior Credit Facility through March 31, 2022, if the global economic slowdown continues for a prolonged period, there may be an increased risk to Precision’s ability to comply with these financial covenants.

Additional discussion of amendments to our Senior Credit Facility can be found in the “LIQUIDITY AND CAPITAL RESOURCES” section later in this release.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended December 31,			For the year ended December 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2020	2019	% Change	2020	2019	% Change
Revenue	201,688	372,301	(45.8)	935,753	1,541,320	(39.3)
Adjusted EBITDA(1)	55,263	105,006	(47.4)	263,403	391,905	(32.8)
Operating earnings (loss)(1)	(17,613)	7,699	(328.8)	(40,988)	94,577	(143.3)
Net earnings (loss)	(37,518)	(1,061)	3,436.1	(120,138)	6,618	(1,915.3)
Cash provided by operations	4,737	74,981	(93.7)	226,118	288,159	(21.5)
Funds provided by operations(1)	35,282	75,779	(53.4)	170,727	292,652	(41.7)
Capital spending:
Expansion and upgrade	13,094	8,115	61.4	26,858	120,910	(77.8)
Maintenance and infrastructure	9,818	13,426	(26.9)	34,677	38,976	(11.0)
Intangibles	-	332	(100.0)	57	808	(92.9)
Proceeds on sale	(4,678)	(4,931)	(5.1)	(21,094)	(90,768)	(76.8)
Net capital spending	18,234	16,942	7.6	40,498	69,926	(42.1)
Net earnings (loss) per share:
Basic	(2.74)	(0.08)	3,325.0	(8.76)	0.46	(2,004.3)
Diluted	(2.74)	(0.08)	3,325.0	(8.76)	0.45	(2,046.7)

(1)    See “NON-GAAP MEASURES.”

Operating Highlights

	For the three months ended December 31,			For the year ended December 31,
	2020	2019	% Change	2020	2019	% Change
Contract drilling rig fleet	227	226	0.4	227	226	0.4
Drilling rig utilization days:
U.S.	2,396	5,814	(58.8)	12,080	26,544	(54.5)
Canada	2,578	3,919	(34.2)	10,794	14,498	(25.5)
International	552	818	(32.5)	2,526	3,093	(18.3)
Revenue per utilization day:
U.S.(1) (US$)	25,577	23,949	6.8	26,184	23,397	11.9
Canada (Cdn$)	21,670	22,182	(2.3)	21,611	21,569	0.2
International (US$)	55,453	52,283	6.1	54,811	51,360	6.7
Operating cost per utilization day:
U.S. (US$)	14,419	14,073	2.5	14,666	14,447	1.5
Canada (Cdn$)	12,291	14,791	(16.9)	13,546	15,240	(11.1)
Service rig fleet	123	123	-	123	123	-
Service rig operating hours	27,286	39,865	(31.6)	81,952	147,154	(44.3)

(1)    Includes revenue from idle but contracted rig days and contract cancellation fees.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	December 31, 2020	December 31, 2019
Working capital(1)	175,423	201,696
Cash	108,772	74,701
Long-term debt	1,236,210	1,427,181
Total long-term financial liabilities	1,304,162	1,500,950
Total assets	2,898,878	3,269,840
Long-term debt to long-term debt plus equity ratio	0.47	0.48

(1)    See “NON-GAAP MEASURES.”

Summary for the three months ended December 31, 2020:

  Revenue was $202 million, 46% lower than the fourth quarter of 2019, resulting from lower activity across all operating segments with reduced customer drilling programs responding to the global economic slowdown. Our activity, as measured by drilling rig utilization days, decreased by 59% in the U.S., 34% in Canada and 33% internationally compared with the fourth quarter of 2019.
  Adjusted EBITDA (see “NON-GAAP MEASURES”) of $55 million decreased $50 million from the prior year quarter. Adjusted EBITDA as a percentage of revenue was 27%, slightly lower than the comparative quarter.
  Operating loss (see “NON-GAAP MEASURES”) was $18 million compared with operating earnings of $8 million in the fourth quarter of 2019. Our operating earnings in the current year were negatively impacted by lower activity levels as a result of the global economic slowdown caused by the COVID-19 pandemic.
  General and administrative expenses were $21 million, $5 million lower than in the fourth quarter of 2019, primarily due to lower fixed costs from our realigned cost structure and the impact of CEWS program assistance, partially offset by higher share-based incentive compensation.
  Share-based compensation was $11 million, an increase of $4 million from the comparable 2019 quarter, as a result of our improved share price and higher vesting multiplier applied to outstanding performance share units (PSU) and Executive PSUs.
  Net finance charges were $24 million, a decrease of $4 million compared with the fourth quarter of 2019, primarily due to reduced interest expense related to retired debt.
  Our U.S. contract drilling revenue per utilization day increased to US$25,577 from US$23,949 in fourth quarter of 2019, primarily resulting from higher revenue from idle but contracted rigs and turnkey drilling, which were US$7 million and US$5 million, respectively, compared with US$3 million and US$3 million, respectively, in 2019. Operating costs on a per day basis of $14,419 were higher compared with the prior year of $14,073, primarily due to higher turnkey activity and fixed operating overheads spread over fewer utilization days. On a sequential basis, revenue per utilization day, excluding revenue from idle but contracted rigs and turnkey activity decreased by US$1,331 as compared with the third quarter of 2020. Operating costs per day decreased by US$1,618 due to lower repairs and maintenance and fixed operating overheads spread over more utilization days, offset by higher turnkey activity.
  Our Canadian contract drilling revenue per utilization day decreased to $21,670 from $22,182 in the fourth quarter of 2019, primarily due to our rig mix. We recognized $1 million of contract shortfall revenue as compared with nil in 2019. Operating costs per utilization day decreased to $12,291 compared with the prior year quarter of $14,791, mainly due to the impact of the CEWS program assistance, offset by fixed operating overheads spread over fewer utilization days.
  During the quarter, we recognized CEWS program assistance of $10 million, of which $8 million and $2 million were presented as reductions to our operating and general and administrative costs, respectively.
  Our international contract drilling division realized revenue of US$31 million, as compared with US$43 million in the prior year quarter with the decrease due to lower activity levels. Revenue per utilization day increased 6% to US$55,453 from the comparable quarter, primarily due to our rig mix.
  Cash and funds provided by operations (see “NON-GAAP MEASURES”) in the fourth quarter of 2020 were $5 million and $35 million, respectively, compared to $75 million and $76 million in 2019.
  Capital expenditures of $23 million in the fourth quarter were consistent with the same period in 2019.

Summary for the year ended December 31, 2020:

  Revenue for the year ended December 31, 2020 was $936 million, a decrease of 39% from the prior year.
  Operating loss (see “NON-GAAP MEASURES”) was $41 million compared with operating earnings of $95 million in 2019. Our operating earnings in the current year were negatively impacted by lower activity levels as a result of the global economic slowdown caused by the COVID-19 pandemic.
  General and administrative costs were $71 million, a decrease of $33 million from 2019. The decrease was due to lower fixed costs from our restructuring activities and the impact of CEWS program assistance of $5 million.
  Net finance charges were $107 million, a decrease of $11 million from 2019 primarily due to a reduction in interest expense related to retired debt partially offset by the weakening of the Canadian dollar on our U.S. dollar denominated interest expense.
  Cash provided by operations was $226 million as compared with $288 million in 2019. Funds provided by operations (see “NON-GAAP MEASURES”) were $171 million, a decrease of $122 million from the prior year comparative period of $293 million.
  Capital expenditures were $62 million, a decrease of $99 million compared with 2019. Capital spending in 2020 included $27 million for upgrade and expansion capital and $35 million for the maintenance of existing assets, infrastructure spending and intangibles.

STRATEGY

Precision’s strategic priorities for 2020 were:

  Generate strong free cash flow and reduce debt by $100 million to $150 million in 2020 – In the fourth quarter of 2020, Precision generated $5 million of cash provided by operations (see “NON-GAAP MEASURES”) and $5 million of cash proceeds from the divestiture of non-core assets. We lowered debt levels by $65 million, recognizing $14 million of captured discounts on debt repurchases, leaving reported full year debt reduction at $171 million. As a result of accelerated de-leveraging achieved to date, Precision increased its long-term debt reduction target from $700 million to $800 million from 2018 through 2022. As of December 31, 2020, the Company has reduced debt by approximately $550 million. Precision reported a cash balance of $109 million at December 31, 2020, compared with $75 million at December 31, 2019, and when combined with available credit facilities, has access to $661 million in liquidity.
  Demonstrate operational excellence in all aspects of our business – In the U.S., we sustained strong market share, lowered field costs and leveraged our contract book to generate reported fourth quarter operating margins of US$11,158 per utilization day. In Canada, we continued at record level market share and reported fourth quarter operating margins (revenue less operating costs) of $9,379 per utilization day. Internationally, we maintained stable activity, averaging six active drilling rigs, and recorded average day rates of US$55,453.
  Leverage our Alpha Technology platform as a competitive differentiator and source of financial returns – At December 31, 2020, we had 39 pad-walking, AC Super Triple Alpha-Rigs equipped with our AlphaAutomation platform, which drilled approximately 650 wells in 2020. Since 2017, we have drilled approximately 1,800 wells with AlphaAutomation and currently have 18 AlphaApps available, of which six are commercial. In 2020, we drilled approximately 200 wells with AlphaApps, generating over 2,300 AlphaApp-days, further allowing us to differentiate our High Performance, High Value offering.

Precision’s strategic priorities for 2021 are:

  Grow revenue and market share through our digital leadership position.
  Demonstrate operational leverage to generate free cash flow and reduce debt.
  Deliver leading ESG (environmental, social and governance) performance to strengthen customer and stakeholder positioning.

OUTLOOK

The oilfield services industry outlook and customer sentiment has improved in recent months, largely due to vaccine announcements, reopening of economies and steadily increasing commodity prices. Although longer-term visibility remains limited, improved fundamentals from recovering global oil demand should further stabilize commodity prices and result in customers continuing to increase activity levels throughout the year. In this environment, our customers are expected to remain focused on capital discipline and maximizing operational efficiencies. We anticipate these industry dynamics will accelerate the industry’s transition towards service providers with the highest performing assets and competitive digital technology offerings. Pursuit of predictable and repeatable results will further drive field application of drilling automation processes to create additional cost efficiencies and performance value for customers.

Precision continues to closely monitor announcements of available government financial support and economic stimulus programs. We remain encouraged by the Government of Canada’s $1.7 billion well site abandonment and rehabilitation program, which will support industry activity levels and provide thousands of jobs throughout western Canada. The program will run through the end of 2022 with government funds provided in stages. As the use of service rigs is an integral part of the well abandonment process, our well servicing business is positioned to capture these opportunities as a result of our scale, operational performance and strong safety record. During the fourth quarter, we saw a continued rise in the number of approved abandonment applications and further distribution of program funding to oilfield service providers. Our abandonment service activity increased in the fourth quarter of 2020 compared with the third quarter and we expect further increases through the end of the well site abandonment and rehabilitation program in 2022.

On April 1, 2020, the Government of Canada announced the CEWS program, which subsidizes a portion of employee wages for Canadian employers whose businesses have been adversely affected by COVID-19. The program is intended to help employers re-hire previously laid off workers, prevent further job losses and better position Canadian businesses to resume normal operations. For the year ended December 31, 2020, we recognized $26 million in CEWS program assistance, reducing operating and general and administrative expenses by $21 million and $5 million, respectively. The CEWS program has benefitted both Precision and our employees as it has allowed us to retain a higher employment level for Canadian positions within our organization. We remain highly supportive of this effective government program that extends to June of 2021.

Commodity Prices

In the fourth quarter of 2020, the average West Texas Intermediate oil price was 25% lower compared with 2019 while the average Western Canadian Select oil price increased 5%. Henry Hub and AECO natural gas prices were 15% and 8% higher than the comparative period, respectively.

	For the three months ended December 31,		For the year ended December 31,
	2020	2019	2020	2019
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	42.63	57.02	39.40	57.07
Western Canadian Select (per barrel) (US$)	43.37	41.12	35.59	44.28
Natural gas
United States
Henry Hub (per MMBtu) (US$)	2.76	2.40	2.13	2.56
Canada
AECO (per MMBtu) (CDN$)	2.66	2.47	2.24	1.77

Contracts

During 2020, we entered into 21 term contracts. The following chart outlines the average number of drilling rigs by quarter that we had under contract for 2020 and 2021 as of February 9, 2021. For those quarters ended after December 31, 2020, this chart represents the minimum number of term contracts where we will be earning revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional contracts and certain customers elect to pay contract cancellation fees.

	Average for the quarter ended 2020				Average for the quarter ended 2021
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract
as of February 9, 2021:
U.S.	41	32	26	24	21	19	13	9
Canada	5	4	3	4	6	6	6	6
International	8	8	6	6	6	6	6	6
Total	54	44	35	34	33	31	25	21

The following chart outlines the average number of drilling rigs that we had under contract for 2020 and the average number of rigs we have under contract as of February 9, 2021.

	Average for the year ended
	2020	2021
Average rigs under term contract
as of February 9, 2021:
U.S.	31	16
Canada	4	6
International	7	6
Total	42	28

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

	Average for the quarter ended 2019				Average for the quarter ended 2020
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average Precision active rig count:
U.S.	79	77	72	63	55	30	21	26
Canada	48	27	42	43	63	9	18	28
International	8	8	9	9	8	8	6	6
Total	135	112	123	115	126	47	45	60

To start 2021, drilling activity has decreased relative to the prior year in the U.S. and Canada. According to industry sources, as of February 9, 2021, the U.S. active land drilling rig count is down 51% from the same point last year and the Canadian active land drilling rig count is down 25%. To date in 2021, approximately 76% of the U.S. industry’s active rigs and 54% of the Canadian industry’s active rigs were drilling for oil targets, compared with 85% for the U.S. and 61% for Canada at the same time last year.

Capital Spending

Capital spending in 2021 is expected to be $54 million and includes $16 million for upgrade and expansion and $38 million for sustaining, infrastructure and intangibles. We expect the $54 million will be split $50 million in the Contract Drilling Services segment, $3 million in the Completion and Production Services segment and $1 million to the Corporate segment. At December 31, 2020, Precision had capital commitments of $113 million with payments expected through 2023.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, directional drilling, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

	For the three months ended December 31,			For the year ended December 31,
(Stated in thousands of Canadian dollars)	2020	2019	% Change	2020	2019	% Change
Revenue:
Contract Drilling Services	179,142	338,886	(47.1)	861,202	1,399,068	(38.4)
Completion and Production Services	23,620	34,985	(32.5)	77,251	147,829	(47.7)
Inter-segment eliminations	(1,074)	(1,570)	(31.6)	(2,700)	(5,577)	(51.6)
	201,688	372,301	(45.8)	935,753	1,541,320	(39.3)
Adjusted EBITDA:(1)
Contract Drilling Services	63,485	112,566	(43.6)	300,425	429,483	(30.0)
Completion and Production Services	5,297	6,259	(15.4)	11,257	24,155	(53.4)
Corporate and Other	(13,519)	(13,819)	(2.2)	(48,279)	(61,733)	(21.8)
	55,263	105,006	(47.4)	263,403	391,905	(32.8)

(1)    See “NON-GAAP MEASURES.”

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended December 31,			For the year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2020	2019	% Change	2020	2019	% Change
Revenue	179,142	338,886	(47.1)	861,202	1,399,068	(38.4)
Expenses:
Operating	109,220	216,305	(49.5)	526,716	927,612	(43.2)
General and administrative	6,437	10,015	(35.7)	26,441	38,927	(32.1)
Restructuring	-	-	n/m	7,620	3,046	150.2
Adjusted EBITDA(1)	63,485	112,566	(43.6)	300,425	429,483	(30.0)
Depreciation	67,928	73,196	(7.2)	288,389	300,882	(4.2)
Gain on asset disposals	(1,554)	(3,621)	(57.1)	(10,171)	(46,849)	(78.3)
Loss on asset decommissioning	-	20,263	(100.0)	-	20,263	(100.0)
Impairment reversal	-	-	n/m	-	(5,810)	(100.0)
Operating earnings (loss)(1)	(2,889)	22,728	(112.7)	22,207	160,997	(86.2)
Operating earnings (loss)(1) as a percentage of revenue	(1.6)%	6.7%		2.6%	11.5%

 (1)    See “NON-GAAP MEASURES.”
n/m Not meaningful

United States onshore drilling statistics:(1)	2020		2019
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	55	764	79	1,023
June 30	30	378	77	967
September 30	21	241	72	896
December 31	26	297	63	798
Year to date average	33	420	73	921

(1)    United States lower 48 operations only.
(2)    Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2020		2019
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	63	196	48	183
June 30	9	25	27	82
September 30	18	47	42	132
December 31	28	88	43	138
Year to date average	29	89	40	134

(1)    Canadian operations only.
(2)    Baker Hughes rig counts.

Revenue from Contract Drilling Services was $179 million this quarter, or 47% lower than the fourth quarter of 2019, while Adjusted EBITDA (see “NON-GAAP MEASURES”) decreased by 44% to $63 million. The decrease in revenue was due to lower activity across all geographic operating locations.

In the U.S., we had fourth quarter revenue from idle but contracted rigs and turnkey projects of US$7 million and US$5 million, respectively. Whereas in 2019, we had revenue from idle but contracted rigs and turnkey projects of US$3 million and US$3 million, respectively. During the quarter, we recognized $1 million of contract shortfall revenue in Canada as compared with nil in 2019.

In the fourth quarter of 2020, industry drilling activity remained low due to the COVID-19 economic slowdown. Accordingly, our U.S. drilling rig utilization days (drilling days plus move days) were 2,396, 59% lower than 2019 while our Canadian utilization days were 2,578, 34% lower than 2019. Drilling rig utilization days in our international business were 552 in the fourth quarter of 2020, 33% lower than 2019 due to the expiration of drilling contracts.

Drilling rig revenue per utilization day for the quarter in the U.S. was up 7% compared with the prior year as we realized higher revenue from idle but contracted rigs and turnkey projects. Compared with the same quarter in 2019, drilling rig revenue per utilization day in Canada decreased 2%, primarily due to our rig mix. International revenue per utilization day increased 6% due to changes in our rig mix as compared with the fourth quarter of 2019.

In the U.S., 62% of utilization days were generated from rigs under term contract as compared with 66% in the fourth quarter of 2019. In Canada, 11% of our utilization days in the quarter were generated from rigs under term contract, compared with 9% in the fourth quarter of 2019.

Operating costs were 61% of revenue for the quarter, as compared to 64% in the prior year period. In the U.S., operating costs for the quarter on a per day basis were higher than the prior year period primarily due to higher turnkey activity and fixed operating overheads spread over fewer utilization days. On a per utilization day basis, operating costs in Canada were lower than the 2019 quarter due to the impact of the CEWS program assistance, partially offset by fixed operating overheads spread over fewer utilization days. During the quarter, we recognized CEWS program assistance of $7 million, of which $6 million and $1 million were presented as reductions to our operating and general and administrative costs, respectively.

Depreciation expense in the quarter was 7% lower than the fourth quarter of 2019 primarily because of a lower capital asset base as assets become fully depreciated, decommissioned or disposed.

In the fourth quarter of 2020, through the completion of normal course business operations, we sold used assets recognizing a gain on disposal of $2 million, compared with $4 million in 2019.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended December 31,			For the year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2020	2019	% Change	2020	2019
Revenue	23,620	34,985	(32.5)	77,251	147,829	(47.7)
Expenses:
Operating	17,348	26,982	(35.7)	59,404	116,932	(49.2)
General and administrative	975	1,744	(44.1)	3,995	6,285	(36.4)
Restructuring	-	-	n/m	2,595	457	467.8
Adjusted EBITDA(1)	5,297	6,259	(15.4)	11,257	24,155	(53.4)
Depreciation	3,959	4,309	(8.1)	16,375	17,881	(8.4)
Gain on asset disposals	(210)	(201)	4.5	(1,447)	(3,767)	(61.6)
Operating earnings (loss)(1)	1,548	2,151	(28.0)	(3,671)	10,041	(136.6)
Operating earnings (loss)(1) as a percentage of revenue	6.6%	6.1%		(4.8)%	6.8%
Well servicing statistics:
Number of service rigs (end of period)	123	123	-	123	123	-
Service rig operating hours	27,286	39,865	(31.6)	81,952	147,154	(44.3)
Service rig operating hour utilization	24%	35%		18%	32%

(1)    See “NON-GAAP MEASURES.”
n/m Not meaningful

Completion and Production Services revenue decreased 33% compared with the fourth quarter of 2019 due to lower activity in each of our service lines. Our service rig operating hours in the quarter were down 32% from the fourth quarter of 2019, consistent with lower industry activity. Approximately 73% of our fourth quarter Canadian service rig activity was oil related.

During the quarter, Completion and Production Services generated 21% of its revenue from U.S. operations compared with 19% in the comparative period.

In the fourth quarter of 2020, operating and general and administrative costs as a percentage of revenue were lower as compared with 2019. The lower percentage in 2020 was primarily due to the impact of our reduced cost structure and CEWS program assistance, partially offset by fixed overhead costs spread over a lower revenue base.

During the quarter, we recognized CEWS program assistance of $3 million, which was presented as reductions to our operating and general and administrative costs of $2 million and $1 million, respectively.

Adjusted EBITDA (see “NON-GAAP MEASURES”) was lower than the fourth quarter of 2019 due to lower segment activity.

Depreciation expense in the quarter was 8% lower than the comparative period, primarily because of a lower capital asset base as assets become fully depreciated or disposed.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA (see “NON-GAAP MEASURES”) of $14 million, consistent with 2019. In the fourth quarter of 2020, our improved cost structure and CEWS program assistance were offset by higher share-based compensation expense. During the fourth quarter of 2020, we recognized $1 million of CEWS program assistance.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity settled share-based incentive plans for non-management directors, officers and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2019 Annual Report.

A summary of amounts expensed under these plans during the reporting periods are as follows:

	For the three months ended December 31,		For the year ended December 31,
(Stated in thousands of Canadian dollars)	2020	2019	2020	2019
Cash settled share-based incentive plans	4,404	3,529	4,354	8,193
Equity settled share-based incentive plans:
Executive PSU	6,454	3,149	14,582	11,648
Stock option plan	197	524	911	2,275
Total share-based incentive compensation plan expense	11,055	7,202	19,847	22,116

Allocated:
Operating	2,057	1,711	3,811	5,025
General and Administrative	8,998	5,491	16,036	17,091
	11,055	7,202	19,847	22,116

Cash settled shared-based compensation expense increased by $1 million in the current quarter primarily due to our higher share price. Our total equity settled share-based compensation expense for the fourth quarter of 2020 was $7 million, compared to $4 million in 2019. The increased expense in 2020 was primarily due to a higher vesting multiplier applied to our Executive PSUs compared with the prior year.

On December 31, 2020, we reclassified our Executive PSU equity settled share-based compensation plan to cash settled as we intend to settle vesting units in cash. Accordingly, we reclassified $7 million from contributed surplus to establish a financial liability at December 31, 2020. The reclassification did not impact our net earnings for the current year periods.

Finance Charges

Net finance charges were $24 million, a decrease of $4 million compared with the fourth quarter of 2019, primarily due to reduced interest expense related to retired debt.

Interest charges on our U.S. denominated long-term debt in the fourth quarter of 2020 were US$16 million ($21 million) as compared with US$20 million ($26 million) in 2019.

Income Tax

Income tax expense for the quarter was $8 million compared with a recovery of $12 million in the same quarter in 2019. In the fourth quarter of 2020, we did not recognize deferred tax assets in Canada and certain international jurisdictions, resulting in a higher income tax expense as compared with 2019.

Share Consolidation

On November 12, 2020, we completed a 20:1 consolidation of our common shares. No fractional shares were issued pursuant to the share consolidation. In lieu of any such fractional shares, each registered shareholder otherwise entitled to a fractional share following the implementation of the share consolidation received the nearest whole number of post-consolidation shares. All comparative share and per share figures have been adjusted.

Normal Course Issuer Bid

During the third quarter of 2020, the Toronto Stock Exchange approved our application to renew our Normal Course Issuer Bid (“NCIB”). Under the terms of the NCIB, we may purchase and cancel up to a maximum of 1,199,883 common shares, representing 10% of the public float of common shares as of August 14, 2020. The NCIB will terminate no later than August 26, 2021. For the year ended December 31, 2020, we repurchased and cancelled a total of 420,588 common shares. Subsequent to December 31, 2020, we repurchased and cancelled an additional 108,962 common shares for $3 million.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet so we have the financial flexibility we need to continue to manage our growth and cash flow, regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed by and highly responsive to changes in activity levels with additional cost savings achieved through our internal manufacturing and supply divisions. Term contracts on expansion capital and upgrade rig programs provide more certainty of future revenues and return on our capital investments.

Liquidity

Amount	Availability	Used for	Maturity
Senior credit facility (secured)
US$500 million (extendible, revolving term credit facility with US$300 million accordion feature)	US$75 million drawn and US$32 million in outstanding letters of credit	General corporate purposes	November 21, 2023
Real estate credit facility (secured)
US$11 million	Fully drawn	General corporate purposes	November 19, 2025
Operating facilities (secured)
$40 million	Undrawn, except $7 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$30 million	Undrawn, except US$2 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$286 million – 7.75%	Fully drawn	Debt redemption and repurchases	December 15, 2023
US$263 million – 5.25%	Fully drawn	Capital expenditures and general corporate purposes	November 15, 2024
US$348 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026

As at December 31, 2020, we had US$982 million ($1,250 million) outstanding under our Senior Credit Facility, Real Estate Credit Facility and unsecured senior notes as compared with US$1,113 million ($1,445 million) at December 31, 2019.

During the year, we retired our 6.50% unsecured senior notes due 2021 through redemptions of US$88 million principal amount and repurchases and cancellations of US$3 million.

In addition, we repurchased and cancelled US$59 million of our 7.75% unsecured senior notes due 2023, US$44 million of our 5.25% unsecured senior notes due 2024 and US$22 million of our 7.125% unsecured senior notes due 2026. We recognized a gain of $44 million on the repurchase of unsecured senior notes. At December 31, 2020, we had US$75 million drawn on our Senior Credit Facility and US$11 million outstanding on our Real Estate Credit Facility.

The current blended cash interest cost of our debt is approximately 6.5%.

Covenants

Following is a listing of applicable Senior Credit Facility and Real Estate Credit Facility financial covenants and calculations as at December 31, 2020:

	Covenant	At December 31, 2020
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	0.23
Consolidated covenant EBITDA to consolidated interest expense	> 1.75	2.68
Real Estate Credit Facility
Consolidated covenant EBITDA to consolidated interest expense	> 1.75	2.68

(1)    For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

At December 31, 2020, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facility.

Senior Credit Facility

The Senior Credit Facility requires we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA (see “NON-GAAP MEASURES”) of less than 2.5:1. For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

On April 9, 2020 we agreed with the lenders of our Senior Credit Facility to reduce the consolidated Covenant EBITDA to consolidated interest expense coverage ratio for the most recent four consecutive quarters of greater than or equal to 2.5:1 to 2.0:1 for the period ending September 30, 2020, 1.75:1 for the period ending December 31, 2020, 1.25:1 for the periods ending March 31, June 30 and September 30, 2021, 1.75:1, for the period ending December 31, 2021, 2.0:1 for the period ending March 31, 2022 and 2.5:1 for periods ending thereafter.

During the covenant relief period, Precision’s distributions in the form of dividends, distributions and share repurchases are restricted to a maximum of US$15 million in 2020 and US$25 million in each of 2021 and 2022, subject to a pro forma senior net leverage ratio (as defined in the credit agreement) of less than or equal to 1.75:1. Distributions are not permitted if the borrowings under the Senior Credit Facility exceed US$250 million.

In addition, during 2021, the North American and acceptable secured foreign assets must directly account for at least 65% of consolidated Covenant EBITDA calculated quarterly on a rolling twelve-month basis, increasing to 70% thereafter. Precision also has the option to voluntarily terminate the covenant relief period prior to its March 31, 2022 end date.

The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

In addition, the Senior Credit Facility contains certain covenants that place restrictions on our ability to incur or assume additional indebtedness; dispose of assets; change our primary business; incur liens on assets; engage in transactions with affiliates; enter into mergers, consolidations or amalgamations; and enter into speculative swap agreements.

Real Estate Credit Facility

In November 2020, Precision established a Real Estate Credit Facility in the amount of US$11 million. The facility matures in November 2025 and is secured by real property located in Houston, Texas. Principal plus interest payments are due monthly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a LIBOR rate plus margin.

The Real Estate Credit Facility contains certain affirmative and negative covenants and events of default, customary for this type of transactions. Under the terms of the Real Estate Credit Facility, Precision must maintain a consolidated Covenant EBITDA to consolidated interest expense coverage ratio in accordance with the Senior Credit Facility, described above, as of the last day of each period of four consecutive fiscal quarters commencing December 31, 2020. In the event the consolidated Covenant EBITDA to consolidated interest expense coverage ratio is waived or removed from the Senior Credit Facility, a minimum threshold of 1.15:1 is required.

Unsecured Senior Notes

The unsecured senior notes require we comply with an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the senior notes restrict our ability to incur additional indebtedness.

The unsecured senior notes contain a restricted payment covenant that limits our ability to make payments in the nature of dividends, distributions and for share repurchases from shareholders. This restricted payment basket grows from a starting point of October 1, 2010 for the 2024 senior notes, from October 1, 2016 for the 2023 senior notes and October 1, 2017 for the 2026 senior notes by, among other things, 50% of consolidated cumulative net earnings and decreases by 100% of consolidated cumulative net losses, as defined in the senior note agreements, and payments made to shareholders. The governing net restricted payments basket is currently negative, limiting our ability to declare and make dividend payments until such time as the restricted payments baskets become positive.

In addition, the unsecured senior notes contain certain covenants that limit our ability, and the ability of certain subsidiaries, to incur additional indebtedness and issue preferred shares; create liens; create or permit to exist restrictions on our ability or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and engage in transactions with affiliates.

For further information, please see the unsecured senior note indentures which are available on SEDAR and EDGAR.

Impact of foreign exchange rates

The strengthening of the Canadian dollar in 2020 results in lower translated U.S. denominated revenue and costs. In the fourth quarter of 2020, the Canadian dollar strengthened by 2% from the comparable 2019 period. On average, for the year ended December 31, 2020, the Canadian dollar weakened by 1% compared with 2019. The following table summarizes the average and closing Canada-U.S. foreign exchanges rates.

	For the three months ended December 31,		For the Year Ended December 31,
	2020	2019	2020	2019
Canada-U.S. foreign exchange rates
Average	1.30	1.32	1.34	1.33
Closing	1.27	1.30	1.27	1.30

Average shares outstanding

The following table reconciles the weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	For the three months ended December 31,		For the year ended December 31,
(Stated in thousands)	2020	2019	2020	2019
Weighted average shares outstanding – basic	13,679	14,143	13,722	14,539
Effect of stock options and other equity compensation plans	—	—	—	320
Weighted average shares outstanding – diluted	13,679	14,143	13,722	14,859

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2020
Quarters ended	March 31	June 30	September 30	December 31
Revenue	379,484	189,759	164,822	201,688
Adjusted EBITDA(1)	101,904	58,465	47,771	55,263
Net loss	(5,277)	(48,867)	(28,476)	(37,518)
Net loss per basic share	(0.38)	(3.56)	(2.08)	(2.74)
Net loss per diluted share	(0.38)	(3.56)	(2.08)	(2.74)
Funds provided by operations(1)	81,317	26,639	27,489	35,282
Cash provided by operations	74,953	104,478	41,950	4,737

(Stated in thousands of Canadian dollars, except per share amounts)	2019
Quarters ended	March 31	June 30	September 30	December 31
Revenue	434,043	359,424	375,552	372,301
Adjusted EBITDA(1)	107,967	81,037	97,895	105,006
Net earnings (loss)	25,014	(13,801)	(3,534)	(1,061)
Net earnings (loss) per basic share	1.70	(0.93)	(0.23)	(0.08)
Net earnings (loss) per diluted share	1.67	(0.93)	(0.23)	(0.08)
Funds provided by operations(1)	95,993	40,950	79,930	75,779
Cash provided by operations	40,587	106,035	66,556	74,981

(1)    See “NON-GAAP MEASURES.”

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Because of the nature of our business, we are required to make judgments and estimates in preparing our Condensed Interim Consolidated Financial Statements that could materially affect the amounts recognized. Our judgments and estimates are based on our past experiences and assumptions we believe are reasonable in the circumstances. The critical judgments and estimates used in preparing the Condensed Interim Consolidated Financial Statements are described in our 2019 Annual Report.

The COVID-19 global pandemic and commodity price volatility has created a challenging economic climate that may have significant adverse impacts on Precision. As the situation remains dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on Precision is not known at this time. Our estimates and judgements made in the preparation of our Condensed Interim Consolidated Financial Statements are increasingly difficult and subject to a higher degree of measurement uncertainty during this volatile period. For additional discussion on the potential risks and impacts of the global economic downturn, see section “IMPACT OF COVID-19” earlier in this news release.

NON-GAAP MEASURES

In this release, we reference non-GAAP (Generally Accepted Accounting Principles) measures. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies.

Adjusted EBITDA

We believe that Adjusted EBITDA (earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, loss on asset decommissioning, gain on assets disposals and depreciation and amortization), as reported in the Condensed Interim Consolidated Statement of Net Earnings (Loss), is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Covenant EBITDA

Covenant EBITDA, as defined in our Senior Credit Facility agreement, is used in determining the Corporation’s compliance with its covenants. Covenant EBITDA differs from Adjusted EBITDA by the exclusion of bad debt expense, restructuring costs, certain foreign exchange amounts and the deduction of cash lease payments incurred after December 31, 2018.

Operating Earnings (Loss)

We believe that operating earnings (loss) is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation. Operating earnings (loss) is calculated as follows:

	For the three months ended December 31,		For the year ended December 31,
(Stated in thousands of Canadian dollars)	2020	2019	2020	2019
Revenue	201,688	372,301	935,753	1,541,320
Expenses:
Operating	125,494	241,717	583,420	1,038,967
General and administrative	20,931	25,578	70,869	104,010
Restructuring	—	—	18,061	6,438
Depreciation and amortization	74,696	80,932	316,322	333,616
Gain on asset disposals	(1,820)	(3,888)	(11,931)	(50,741)
Loss on asset decommissioning	—	20,263	—	20,263
Impairment reversal	—	—	—	(5,810)
Operating earnings (loss)	(17,613)	7,699	(40,988)	94,577
Foreign exchange	1,618	(4,306)	4,542	(8,722)
Finance charges	24,192	28,275	107,468	118,453
Gain on repurchase of unsecured notes	(13,872)	(3,178)	(43,814)	(6,815)
Loss before income taxes	(29,551)	(13,092)	(109,184)	(8,339)

Funds Provided By (Used In) Operations

We believe that funds provided by (used in) operations, as reported in the Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

Working Capital

We define working capital as current assets less current liabilities as reported on the Condensed Interim Consolidated Statement of Financial Position.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2021;
  our capital expenditure plans for 2021;
  anticipated activity levels in 2021;
  anticipated demand for our drilling rigs;
  the average number of term contracts in place for 2021 and 2022;
  anticipated cash savings and liquidity;
  potential commercial opportunities and rig contract renewals; and
  our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the success of our response to the COVID-19 global pandemic;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, directional drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  the success of our response to the COVID-19 global pandemic;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2019, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash	$108,772	$74,701
Accounts receivable	207,209	310,204
Inventory	26,282	31,718
Income tax recoverable	—	1,142
Total current assets	342,263	417,765
Non-current assets:
Deferred tax assets	1,098	4,724
Right of use assets	55,168	66,142
Property, plant and equipment	2,472,683	2,749,463
Intangibles	27,666	31,746
Total non-current assets	2,556,615	2,852,075
Total assets	$2,898,878	$3,269,840

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$150,957	$199,478
Income taxes payable	3,702	4,142
Current portion of lease obligation	11,285	12,449
Current portion of long-term debt	896	—
Total current liabilities	166,840	216,069

Non-current liabilities:
Share-based compensation	11,507	8,830
Provisions and other	7,563	9,959
Lease obligation	48,882	54,980
Long-term debt	1,236,210	1,427,181
Deferred tax liabilities	21,236	25,389
Total non-current liabilities	1,325,398	1,526,339
Shareholders’ equity:
Shareholders’ capital	2,285,738	2,296,378
Contributed surplus	72,915	66,255
Deficit	(1,089,594)	(969,456)
Accumulated other comprehensive income	137,581	134,255
Total shareholders’ equity	1,406,640	1,527,432
Total liabilities and shareholders’ equity	$2,898,878	$3,269,840

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2020	2019	2020	2019

Revenue	$201,688	$372,301	$935,753	$1,541,320
Expenses:
Operating	125,494	241,717	583,420	1,038,967
General and administrative	20,931	25,578	70,869	104,010
Restructuring	—	—	18,061	6,438
Earnings before income taxes, gain on repurchase of
unsecured senior notes, finance charges, foreign
exchange, impairment reversal, loss on asset
decommissioning, gain on asset disposals and
depreciation and amortization	55,263	105,006	263,403	391,905
Depreciation and amortization	74,696	80,932	316,322	333,616
Gain on asset disposals	(1,820)	(3,888)	(11,931)	(50,741)
Loss on asset decommissioning	—	20,263	—	20,263
Impairment reversal	—	—	—	(5,810)
Foreign exchange	1,618	(4,306)	4,542	(8,722)
Finance charges	24,192	28,275	107,468	118,453
Gain on repurchase of unsecured senior notes	(13,872)	(3,178)	(43,814)	(6,815)
Earnings (loss) before income taxes	(29,551)	(13,092)	(109,184)	(8,339)
Income taxes:
Current	(831)	(3,473)	5,290	1,080
Deferred	8,798	(8,558)	5,664	(16,037)
	7,967	(12,031)	10,954	(14,957)
Net earnings (loss)	$(37,518)	$(1,061)	$(120,138)	$6,618
Net earnings (loss) per share:
Basic	$(2.74)	$(0.08)	$(8.76)	$0.46
Diluted	$(2.74)	$(0.08)	$(8.76)	$0.45

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
(Stated in thousands of Canadian dollars)	2020	2019	2020	2019
Net earnings (loss)	$(37,518)	$(1,061)	$(120,138)	$6,618
Unrealized loss on translation of assets and liabilities of
operations denominated in foreign currency	(75,238)	(41,849)	(25,925)	(106,781)
Foreign exchange gain on net investment hedge
with U.S. denominated debt	58,685	28,941	23,853	79,022
Net investment hedge of long-term debt related tax
benefit	5,398	—	5,398	—
Comprehensive loss	$(48,673)	$(13,969)	$(116,812)	$(21,141)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
(Stated in thousands of Canadian dollars)	2020	2019	2020	2019
Cash provided by (used in):
Operations:
Net earnings (loss)	$(37,518)	$(1,061)	$(120,138)	$6,618
Adjustments for:
Long-term compensation plans	9,042	6,072	17,769	19,457
Depreciation and amortization	74,696	80,932	316,322	333,616
Gain on asset disposals	(1,820)	(3,888)	(11,931)	(50,741)
Loss on asset decommissioning	—	20,263	—	20,263
Impairment reversal	—	—	—	(5,810)
Foreign exchange	2,361	(4,263)	4,808	(8,585)
Finance charges	24,192	28,275	107,468	118,453
Income taxes	7,967	(12,031)	10,954	(14,957)
Other	(1,487)	(783)	(2,392)	(981)
Gain on repurchase of unsecured senior notes	(13,872)	(3,178)	(43,814)	(6,815)
Income taxes paid	(383)	(316)	(6,468)	(5,060)
Income taxes recovered	157	1,337	1,385	2,479
Interest paid	(28,164)	(35,919)	(103,851)	(116,655)
Interest received	111	339	615	1,370
Funds provided by operations	35,282	75,779	170,727	292,652
Changes in non-cash working capital balances	(30,545)	(798)	55,391	(4,493)
	4,737	74,981	226,118	288,159
Investments:
Purchase of property, plant and equipment	(22,912)	(21,541)	(61,535)	(159,886)
Purchase of intangibles	—	(332)	(57)	(808)
Proceeds on sale of property, plant and equipment	4,678	4,931	21,094	90,768
Changes in non-cash working capital balances	6,754	609	(19)	(4,574)
	(11,480)	(16,333)	(40,517)	(74,500)
Financing:
Issuance of long-term debt	23,007	—	151,066	—
Repayment of long-term debt	(73,726)	(55,812)	(278,112)	(198,387)
Repurchase of share capital	(6,058)	(17,719)	(11,317)	(25,902)
Debt amendment fees	—	(702)	(690)	(702)
Debt issuance costs	(354)	—	(354)	—
Lease payments	(605)	(1,699)	(6,217)	(6,823)
	(57,736)	(75,932)	(145,624)	(231,814)
Effect of exchange rate changes on cash	(4,534)	(1,776)	(5,906)	(3,770)
Increase (decrease) in cash	(69,013)	(19,060)	34,071	(21,925)
Cash, beginning of period	177,785	93,761	74,701	96,626
Cash, end of period	$108,772	$74,701	$108,772	$74,701

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2020	$2,296,378	$66,255	$134,255	$(969,456)	$1,527,432
Net loss for the period	—	—	—	(120,138)	(120,138)
Other comprehensive income for the period	—	—	3,326	—	3,326
Share repurchases	(11,317)	—	—	—	(11,317)
Redemption of non-management director DSUs	677	(502)	—	—	175
Share-based compensation reclassification	—	(8,331)	—	—	(8,331)
Share-based compensation expense	—	15,493	—	—	15,493
Balance at December 31, 2020	$2,285,738	$72,915	$137,581	$(1,089,594)	$1,406,640

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2019	$2,322,280	$52,332	$162,014	$(978,874)	$1,557,752
Lease transition adjustment	—	—	—	2,800	2,800
Net earnings for the period	—	—	—	6,618	6,618
Other comprehensive loss for the period	—	—	(27,759)	—	(27,759)
Share repurchases	(25,902)	—	—	—	(25,902)
Share-based compensation expense	—	13,923	—	—	13,923
Balance at December 31, 2019	$2,296,378	$66,255	$134,255	$(969,456)	$1,527,432

FOURTH QUARTER 2020 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Wednesday, February 10, 2021.

The conference call dial in numbers are 844-515-9176 or 614-999-9312.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Relations” then “Webcasts & Presentations.” Shortly after the live webcast, an archived version will be available for approximately 60 days.

An archived version of the webcast will be available for approximately 60 days. An archived recording of the conference call will be available approximately one hour after the completion of the call until February 14, 2021 by dialing 855-859-2056 or 404-537-3406, passcode 4951415.

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment and directional drilling services all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

For further information, please contact:

Carey Ford, Senior Vice President and Chief Financial Officer
713.435.6100

Dustin Honing, Manager, Investor Relations and Corporate Development
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com